UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023 (Report No. 3)

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 26, 2023, Swvl Holdings Corp (“Swvl”), Swvl Global FZE, a free zone limited liability company organized under the laws of the United Arab Emirates, and Swvl’s Chief Executive Officer, Mostafa Kandil, executed an amendment to Mr. Kandil’s employment agreement pursuant to which his annual base salary was reduced to $327,000. The amendment to Mr. Kandil’s employment agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on December 26, 2024, the Board of Directors of Swvl approved a grant of RSUs to Swvl’s Chief Executive Officer, Mostafa Kandil, and its former Chief Financial Officer, Youssef Salem. Mr. Kandil was issued 1,758,242 RSUs and Mr. Salem was issued 557,692 RSUs, each vesting on March 31, 2024. The RSUs were issued pursuant to their respective employment agreements with Swvl and were issued in consideration for services provided to Swvl or its affiliates. The form of RSU agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K (“Report”) is incorporated by reference into Swvl’s Registration Statement on Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment No. 1 to Employment Agreement, dated December 26, 2023, by and among Mostafa Kandil, Holdings and Swvl Global FZE.
99.2	Form of RSU Award Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: December 29, 2023	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer